Exhibit 99.2

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES PRICING OF $12.8 MILLION PUBLIC OFFERING OF AMERICAN DEPOSITARY SHARES

Singapore, 3 December 2019 – ASLAN Pharmaceuticals Limited (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, today announced that it has priced its previously announced underwritten public offering of 5,124,527 American Depositary Shares (“ADSs”) at a public offering price of $2.50 per ADS. Each ADS represents five ordinary shares of ASLAN. The gross proceeds to ASLAN, before deducting underwriting discounts, commissions and other offering expenses, are expected to be approximately $12.8 million. All of the ADSs in the offering are being sold by ASLAN. In addition, ASLAN has granted the underwriter an option, exercisable at any time through and until one day before the closing date of this offering, to purchase up to an additional 768,679 ADSs at the public offering price, less the underwriting discounts and commissions. The offering is expected to close on or about 5 December 2019, subject to customary closing conditions. The aggregate offering amount, including the underwriter’s option, reflects the maximum market value of securities that ASLAN is allowed to sell under “baby shelf” rules currently applicable to its effective shelf registration statement on Form F-3.

ASLAN intends to use the net proceeds from the offering, together with its existing cash and cash equivalents, to fund the clinical development of ASLAN004 and ASLAN003 and for general corporate purposes.

H.C. Wainwright & Co. is acting as sole book-running manager for the offering.

The securities described above are being offered by ASLAN pursuant to a shelf registration statement on Form F-3, including a base prospectus, that was previously filed by ASLAN with the Securities and Exchange Commission (the “SEC”) and that was declared effective on November 8, 2019. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available for free on the SEC’s website located at http://www.sec.gov. An electronic copy of the final prospectus supplement and the accompanying prospectus relating to the offering, when available, may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or emailing placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting diseases that are either more prevalent in Asia, where the availability of suitable patients is greater or there are fewer competing studies. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has a clinical portfolio comprised of one monoclonal antibody therapy targeting inflammatory disease and two small molecule inhibitors targeting oncology. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward Looking Statements

This press release contains forward-looking statements regarding ASLAN’s current expectations. These forward-looking statements include, without limitation, references to ASLAN’s expectations regarding the intended use of net proceeds from the public offering, the timing and completion of the public offering, and the risk that the public offering will not be consummated. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, market conditions, risks and uncertainties related to completion of the public offering and the satisfaction of customary closing conditions related to the public offering. These and other risks and uncertainties, which include, without limitation the risk factors described in ASLAN’s SEC filings and reports, including ASLAN’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 29, 2019 and other filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and ASLAN undertakes no duty to update such information except as required under applicable law.

Media contact

Emma Thompson

Spurwing Communications

Tel: +65 6571 2021

Email: ASLAN@spurwingcomms.com